[redacted]

10027258

Securities and Exchange Commission RECEIVED FEB 24 2010 Branch of Registrations and Examinations

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spire Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12355 Sunrise Valley Drive #305
(No. and Street)

Reston (City) VA (State) 20191 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Brawley 703 657 6065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cocke, Szpanka & Taylor CPAs PC
(Name – *if individual, state last, first, middle name*)

1800 Robert Fulton Dr (Address), Reston (City) VA (State) 20191 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stuart Brawley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spire Securities LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Corporate Controller

Title

Rasha Ali Bitar

Notary Public

Fairfax County, VA

2/22/2010

RASHA ALI BITAR COMMONWEALTH OF VIRGINIA REG. NO. 7250209 EXPIRES 11/30/2013 NOTARIAL SEAL

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements and Other Financial Information

SPIRE SECURITIES, LLC

Reston, Virginia

December 31, 2009 and 2008

COCKE, SZPANKA & TAYLOR, CPAS, PC

Audited Financial Statements
and
Other Financial Information

SPIRE SECURITIES, LLC

Reston, Virginia

December 31, 2009 and 2008

CONTENTS

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Spire Securities, LLC
Reston, Virginia

We have audited the accompanying statements of financial condition Spire Securities, LLC as of December 31, 2009 and 2008, and the related statements of income, member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spire Securities, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Cocke, Szpanka & Taylor, CPAs, PC

February 4, 2010

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

STATEMENTS OF FINANCIAL CONDITION

SPIRE SECURITIES, LLC

	December 31, 2009	December 31, 2008
ASSETS		
CURRENT ASSETS		
Cash	$ 174,172	$ 98,913
Funds held by clearing agent - Note C	0	40,066
Commissions receivable	149,429	175,788
Deposit held by FINRA	2,260	3,201
TOTAL CURRENT ASSETS	325,861	317,968
OTHER ASSETS		
Deposit	75,000	50,000
Software license, net	7,500	17,500
Due from related party - Note E	122,974	181,012
	205,474	248,512
	$ 531,335	$ 566,480
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable	$ 116,435	$ 140,239
TOTAL CURRENT LIABILITIES	116,435	140,239
MEMBER'S EQUITY	414,900	426,241
	$ 531,335	$ 566,480

See notes to financial information.

STATEMENTS OF INCOME

SPIRE SECURITIES, LLC

		Year Ended December 31, 2009	2008
INCOME			
Revenue		$ 2,231,021	$ 2,278,638
EXPENSES			
Operating expenses		2,145,748	2,191,230
	OPERATING INCOME	85,273	87,408
NON-OPERATING INCOME			
Interest income		4,231	5,480
Interest expense		(845)	(2,051)
		3,386	3,429
	NET INCOME	$ 88,659	$ 90,837

See notes to financial information.

STATEMENTS OF MEMBER'S EQUITY

SPIRE SECURITIES, LLC

BALANCE, DECEMBER 31, 2007	$ 355,404
Net income, 2008	90,837
Less: distributions to member	(20,000)
BALANCE, DECEMBER 31, 2008	426,241
Net income, 2009	88,659
Less: distributions to member	(100,000)
BALANCE, DECEMBER 31, 2009	$ 414,900

See notes to financial information.

STATEMENT OF CASH FLOWS

SPIRE SECURITIES, LLC

	Year Ended December 31, 2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 88,659	$ 90,837
Amortization	10,000	10,000
Effect of changes in income and expense accruals:		
Commissions and clearing receivable	26,359	(4,444)
Prepaid expenses	0	47,910
Funds held at clearing	40,066	0
Deposit held by FINRA	941	1,478
Deposit held by clearing organization	(25,000)	0
Accounts payable	0	125,625
Commission payable	(23,804)	(158,680)
NET CASH PROVIDED BY OPERATING ACTIVITIES	117,221	112,726
CASH FLOWS FROM INVESTING ACTIVITIES		
Due from related party	58,038	(218,895)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on installment note payable	0	(21,714)
Member's distribution	(100,000)	(20,000)
	(100,000)	(41,714)
NET INCREASE (DECREASE) IN CASH	75,259	(147,833)
Cash, beginning of year	98,913	246,796
CASH, END OF YEAR	$ 174,172	$ 98,913
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 845	$ 2,051

See notes to financial information.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2009 and 2008

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Spire Securities, LLC (the Company), a wholly owned subsidiary of Spire Investment Partners, LLC (the Parent), is a securities brokerage firm providing securities brokerage and trading services to both individuals and institutional entities and also provides regulatory oversight to registered representatives for their investment advisory services. The Company does not have custody of client accounts or hold securities. Securities are held by third parties, and transactions are cleared through a clearing organization, National Financial Services, LLC (NFS), and its direct placement partners.

The Company qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Company uses accrual basis accounting for financial statement purposes, recognizing income when earned and expenses when incurred. A consolidated income tax return is filed with the Parent.

Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company records commission revenue when received rather than when earned. The commission revenue will fluctuate depending upon the volume of trades. Total commission revenue for the years ended December 31, 2009 and 2008 was $1,975,950 and $1,997,129, respectively.

Software is carried at cost less accumulated amortization computed on the straight-line method of amortization over 3 years. Amortization expense for the years ended December 31, 2009 and 2008 totaled $10,000 each year.

<u>New Accounting Pronouncement</u>

Effective September 15, 2009, the Company adopted FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*. SFAS No. 168 establishes the FASB Accounting Standards Codification (ASC) as the sole source of authoritative accounting principles recognized by the FASB to be applied by non-public entities in the preparation of financial statements in conformity with GAAP (the GAAP hierarchy).

NOTE B - INCOME TAXES

No provision for income taxes has been provided in these statements, as the Parent, by agreement, is responsible for any tax liability of the consolidated group. The Parent has elected, under the Internal Revenue Code, to be taxed as a partnership. Accordingly, no provision has been made for Federal and State income taxes on income recognized.

Under the provisions of Statement of Financial Accounting Standards ASC Topic 740, *Income Taxes,* companies are required to disclose unrecognized tax benefits. The Company operates as a Limited Liability Company (LLC) and is not subject to income taxes; thus the provisions of Statement of Financial Accounting Standards ASC Topic 740, *Income Taxes*, do not apply.

NOTE C - CLEARING AGENTS

The Company has a clearing agreement with National Financial Services, LLC (NFS) as a clearing agent. The agreement is in effect until October 2012 and thereafter may be renewed annually. Either party may terminate the agreement with 90 days written notice, NFS requires the Company to maintain net capital of $200,000 and an escrow deposit of $50,000, subject to change at the discretion of NFS. Funds held by NFS totaled $0 and $40,066 at December 31, 2009 and 2008, respectively.

The Company also has a clearing agreement with Pershing as a clearing agent. The agreement remains in force unless either party terminates the agreement with 90 days written notice. Pershing requires the Company to maintain net capital of $50,000 and an escrow deposit of $25,000, subject to change at the discretion of Pershing.

NOTE D - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company had no liabilities that were subordinated to general creditors at December 31, 2009 and 2008.

NOTE E - RELATED PARTY TRANSACTIONS

Spire Wealth Management, LLC, a sister company, is paid management fees for providing all management services to the Company. The current method of determining management fees is based on 90% of the Company's operating profits before the calculation of the management fee. As a result of transactions and short-term loans between these related entities, Spire Wealth Management, LLC owed the Company $122,974 and $181,012 as of December 31, 2009 and 2008, respectively.

Spire Securities, LLC and Spire Wealth Management, LLC are wholly owned subsidiaries of Spire Investment Partners, LLC.

NOTE F - OFFICE LEASE

The Company occupies space that is leased by the sister company. It pays its pro-rata share of the sister company's lease expense as part of its monthly payment for office services. The rent component of office services expense for the years ended December 31, 2009 and 2008 was $42,000 each year.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. Subparagraph (2) of rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $50,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater.

The Company's aggregate indebtedness to net capital ratio was 0.46 to 1. At December 31, 2009, the Company had net capital of $251,170, which was $201,170 in excess of its required net capital of $50,000.

NOTE H - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTE I - FAIR VALUE MEASUREMENTS

During the year ended December 31, 2009, the Company adopted the provisions of ASC 820-10, *Fair Value Measurements and Disclosures*. ASC 820-10 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. The statement allows the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

NOTE I - FAIR VALUE MEASUREMENTS (continued)

Under ASC 820-10, the Company estimates that the fair value of all financial and non-financial instruments at December 31, 2009 does not differ materially from the aggregate carrying values recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE J - SUBSEQUENT EVENTS

Effective June 15, 2009, the Company adopted ASC Topic 855, *Subsequent Events*. ASC Topic 855 establishes general standards of accounting for and disclosure of events that occur after the statement of financial condition date but before financial statements are issued or are available to be issued. ASC Topic 855 defines the period after the statement of financial condition date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure, the circumstance under which an organization shall recognize events occurring after the statement of financial condition date and the disclosures that an organization shall make about those events or transactions. ASC Topic 855 defines two types of subsequent events. The first type consists of events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition. The second type consists of events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after such date.

Management evaluated all events and transactions that occurred after December 31, 2009 through February 4, 2010, the date we issued these financial statements.

OTHER FINANCIAL INFORMATION

SPIRE SECURITIES, LLC

RESTON, VIRGINIA

December 31, 2009 and 2008

COCKE, SZPANKA & TAYLOR, CPAs, PC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Other Financial Information Required by SEC Rule 17a-5

Board of Directors
Spire Securities, LLC
Reston, Virginia

We have audited the accompanying financial statements of Spire Securities, LLC as of and for the years ended December 31, 2009 and 2008 and have issued our report thereon dated February 4, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cocke, Szpanka & Taylor, CPAs, PC

February 4, 2010

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

COMPUTATION OF NET CAPITAL

SPIRE SECURITIES, LLC

	December 31, 2009	December 31, 2008
Total member's equity	$ 414,900	$ 426,241
Deduct: non-allowable assets	(163,730)	(201,713)
NET CAPITAL	$ 251,170	$ 224,528

NET CAPITAL RECONCILIATION

SPIRE SECURITIES, LLC

December 31, 2009

In accordance with Rule 17A-5(d)(4), we are reporting the following material differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by Spire Securities, LLC for the year ended December 31, 2009.

DIFFERENCES WITH FOCUS REPORT $ 0

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Spire Securities, LLC
Reston, Virginia

In planning and performing our audit of the financial statements of Spire Securities, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Cocke, Szpanka & Taylor, CPAs, PC

February 4, 2010

COCKE, SZPANKA & TAYLOR, CPAs, PC

CERTIFIED PUBLIC ACCOUNTANTS

February 8, 2010

To the Board of Directors
Spire Securities, LLC
12355 Sunrise Valley Drive, Suite 305
Reston, VA 20191

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Spire Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Spire Securities, LLC's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, which consisted of the cancelled check to SIPC, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, which consisted of management's revenue and deduction calculations, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, which was management's revenue and expense calculations supporting the adjustments noting, no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cocke, Szpanka & Taylor, CPAs, PC

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

Spire Securities, LLC
Schedule of Assessment and Payment
December 31, 2009

Assessment - S4-2009	$ 150.00
Payment applied (ck #1166)	(150.00)
	$ -

Cocke, Szpanka & Taylor, CPA's, PC verified that payment was made to SIPC for the 2009 assessment.